UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

1003 - 1177 West Hastings Street
Vancouver, B.C. Canada V6E 2K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

"On December 12, 2008, PolyMet Mining Corp., a corporation existing under the laws of British Columbia (the “Company”), Poly Met Mining, Inc., a Minnesota corporation and a wholly-owned subsidiary of the Company (the “Issuer”), and Glencore AG, a corporation existing under the laws of Switzerland, entered into Amendment (the "Amendment") to its Purchase Agreement dated October 31, 2008 relating to (i) the Issuer's Floating Rate Secured Debentures due September 30, 2011 and (ii) the Company's warrants, exercisable from time to time to purchase its common shares, without par value (the “Common Shares”), in an amount equal to the principal amount of the Debentures outstanding divided by the applicable exercise price and warrants to purchase an aggregate of up to 6,250,000 Common Shares.

Incorporated herein by reference is the Amendment.  The description of the Amendment contained herein is qualified in its entirety by its terms incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Amendment dated December 12, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: December 18, 2008	By:	/s/ Joe Scipioni

Joe Scipioni
	Title:	President